Exhibit 99.1

Nymox Pharmaceutical Corporation
9900 Cavendish Blvd., Suite 306
St. Laurent, QC, Canada H4M 2V2
Tel. 514-332-3222

April 26, 2013

BY EDGAR

Securities and Exchange Commision

Subject: Nymox Pharmaceutical Corporation (the “Issuer”)
Re-filing its Management Proxy Circular (the “Circular”)

Dear Sirs,

The Issuer has re-filed the Circular concerning the meeting being held on June 12, 2013, due to the following clerical error. Please note that the reference in the Notice of Annual General Meeting of the Shareholders to Thursday, June 12, 2013 should be, and is hereby replaced by, a reference to Wednesday, June 12, 2013.

Should you have any questions, please do not hesitate to communicate with the undersigned.

Sincerely,

/s/ Roy Wolvin
Roy Wolvin
Chief Financial Officer